Exhibit 99.1

      SHAMIR OPTICAL INDUSTRY LTD REPORTS FOURTH QUARTER AND FULL YEAR 2004
                                FINANCIAL RESULTS

    KIBBUTZ SHAMIR, Israel, April 5 /PRNewswire-FirstCall/ -- Shamir Optical Industry Ltd (Nasdaq: SHMR)

     -- Revenues of $71.3 Million for Full Year 2004
     -- Full-year Net Income $7.1 Million, or $0.55 Per Diluted Share
     -- Fourth-quarter Net Income of $1.9 Million, or $0.15 Per Diluted Share

    Shamir Optical Industry Ltd ("Shamir") (Nasdaq: SHMR), a leading provider of innovative products and technology to the progressive lens market, today announced financial results for the fourth quarter and full year ended December 31, 2004. Shamir's President and CEO Giora Ben-Zeev stated that "financial performance for the fourth quarter and full year met our expectations."

     -- For the fourth quarter of 2004, revenues were $19.8 million, an increase of 13.7% compared to revenues of $17.4 million for the fourth quarter of 2003.

     -- Gross profit for the quarter was $11.2 million, or 56.4% of revenues, an increase of 21.6% from gross profit of $9.2 million, or 52.7% of revenues, in the fourth quarter of 2003.

     -- Operating income for the fourth quarter of 2004 was $3.3 million, or 16.8% of revenues (excluding non-cash stock-based compensation expenses). This was an increase of 5.5% from operating income of $3.2 million, or 18.1% of revenues, in the fourth quarter of 2003.

     -- Net income for the fourth quarter of 2004 was $2.0 million, or 10.1% of revenues (excluding non-cash stock-based compensation expenses), an increase of 20.3% from net income of $1.7 million, or 9.5% of revenues, in the fourth quarter of 2003.

     -- As of December 31, 2004, the company had cash and cash equivalents of $6.2 million, compared to $8.6 million reported on September 30, 2004. The reduction in Shamir's cash balance during the fourth quarter of 2004 is primarily attributable to a dividend payment of $4.0 million to the company's shareholders.

     -- For the twelve months ended December 31, 2004, revenues were $71.3 million, an increase of 18.6% from revenues of $60.1 million in 2003.

     -- Gross profit for the twelve months ended December 31, 2004 was $37.9 million, or 53.1% of revenues, an increase of 25.7% from gross profit of $30.1 million, or 50.1% of revenues, in 2003.

     -- Operating income for the twelve months ended December 31, 2004 was $12.6 million (excluding non-cash stock-based compensation expenses), or 17.7% of revenues, an increase of 16.6% from operating income of $10.8 million (excluding non-cash stock-based compensation expenses), or 18.0% of revenues, in 2003.

     -- Net income for the twelve months ended December 31, 2004 was $7.2 million (excluding non-cash stock-based compensation expenses), or 10.1% of revenues, an increase of 22.6% from net income of $5.9 million (excluding non-cash stock-based compensation expenses), or 9.8% of revenues, in 2003.

    During the first quarter of 2005, Shamir completed an initial public offering and listing of its common shares on the NASDAQ stock market in the United States. The IPO included the issuance and sale of 3,400,000 new shares by the company, at an offering price of $14 per share, raising a net amount of $42 million, and the sale of 600,000 shares by the selling shareholders at $14 per share.

    About Shamir
    Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), and Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

                                                       As of December 31,
                                                     ---------------------
                                                        2003        2004
                                                     ---------   ---------
CURRENT ASSETS:

Cash and cash equivalents                            $   6,033   $   6,235

Trade receivables (1)                                   13,123      15,394

Other receivables and prepaid expenses                   2,105       3,395

Inventory                                               12,782      16,296

Total current assets                                    34,043      41,320

LONG-TERM INVESTMENTS:

Severance pay fund                                       1,501       1,765

Investments in affiliates                                  572         666

Total long-term investments                              2,073       2,431

PROPERTY, PLANT AND EQUIPMENT, NET                      14,193      15,609

OTHER ASSETS, NET                                          579       1,998

GOODWILL                                                 2,034       3,986

Total Assets                                         $  52,922   $  65,344

(1) net of allowance for doubtful accounts of $450 and $533 as of December 31, 2003 and 2004, respectively

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Balance Sheets
(U.S. dollars in thousands, except share
and per share data)
                                                     As of December 31,
                                                   ---------------------
                                                      2003       2004
                                                   ---------   ---------
CURRENT LIABILITIES:
Short-term bank credit and loans                   $   8,426   $  10,986
Current maturities of long-term loans                  3,784       3,857
Trade payables                                         3,456       4,624
Dividend payable                                           -       5,201
Accrued expenses and other liabilities                 8,342       8,531

  Total current liabilities                           24,008      33,199


LONG-TERM LIABILITIES:
Long-term loans                                        4,575       4,664
Accrued severance pay                                  1,754       2,049
Deferred taxes                                             -         432
Other long-term liability                              1,359           -

  Total long-term liabilities                          7,688       7,145

MINORITY INTERESTS                                     6,281       7,370

TEMPORARY EQUITY
 Issued and outstanding: No shares at
  December 31, 2003 and 502,400 shares
  at December 31, 2004                                     -       3,000
SHAREHOLDERS' EQUITY:
Share capital
Shares of NIS 0.01 par value
Authorized: 12,047,971 shares at
 December 31, 2003 and 12,711,332 shares
 at December 31, 2004; Issued and outstanding:
 12,047,971 shares at December 31, 2003 and
 12,208,932 shares at December 31, 2004                   29          29
Additional paid-in capital                             6,823      10,053
Deferred Stock compensation                                -        (844)
Foreign currency translation adjustments                 921       1,236
Retained earnings                                      7,172       4,156

  Total shareholders' equity                          14,945      14,630


  Total liabilities and shareholders' equity       $  52,922   $  65,344

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Statements of Income
(U.S. dollars in thousands, except share and per share data)

                                   Three Months Ended          Year Ended
                                      December 31,            December 31,
                                 ---------------------   ---------------------
                                    2003        2004        2003       2004
                                 ---------   ---------   ---------   ---------
Revenues, net                    $  17,435   $  19,832   $  60,079   $  71,269
Cost of revenues                     8,243       8,655      29,955      33,414
Gross profit                         9,192      11,177      30,124      37,855

Operating Expenses:
 Research and
  development costs                    614         381       1,988       1,842
  Selling and marketing
   expenses                          4,345       6,026      13,756      18,902
  General and
   administrative
   expenses                          1,078       1,442       3,564       4,502
  Stock based
   compensation                          -          59       1,809          82
Total operating
 expenses                            6,037       7,908      21,117      25,328
Operating income                     3,155       3,269       9,007      12,527

Financial expenses
 and other, net                        181         222       1,064         865
Income before taxes
 on income                           2,974       3,047       7,943      11,662

Taxes on income                        512         158       1,095       1,549

Income after taxes
 on income                           2,462       2,889       6,848      10,113

Equity in losses of
 affiliates, net                        16           5          47          48
Minority interest
 in earnings of
 subsidiaries                          483         459       1,564       1,254
Net income                           1,963       2,425       5,237       8,811

Pro forma - additional
 taxes on income                       305         489       1,187       1,707
Pro forma net income             $   1,658   $   1,936   $   4,050   $   7,104

Net earnings per share:
    Basic                               (1)  $    0.19   $    0.43   $    0.70
    Diluted                             (1)  $    0.19   $    0.43   $    0.68

Pro forma net earnings
 per share :
    Basic                               (1)  $    0.15   $    0.33   $    0.56
    Diluted                             (1)  $    0.15   $    0.32   $    0.55

(1) The company did not present EPS data for the three months ended December 31, 2003 in its Form F-1.

    Contact:    Mira Watterman
    Shamir Optical Industry Ltd
    Kibbutz Shamir Upper Galilee 12135 ISRAEL
    E - Mail: Shamir_opt@shamir.co.il
    http://www.shamir.co.il

    This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities described herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

    Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible business disruptions from acquisitions; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

SOURCE  Shamir Optical Industry Ltd
    -0-                             04/05/2005
    /CONTACT: Mira Watterman of Shamir Optical Industry Ltd, +972-4-6947777, Shamir_opt@shamir.co.il /
    /Web site: http://www.shamir.co.il /